Exhibit 99.33

BC FORM 51-102F3

SECURITIES ACT

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS OF COMPANY

INTER-CITIC MINERALS INC.

60 Columbia Way, Ste. 501

Markham, ON L3R 0C9

ITEM 2	DATE OF MATERIAL CHANGE

May 17, 2007

ITEM 3	NEWS RELEASE

Filed though the facilities of the Toronto Stock Exchange.

ITEM 4	SUMMARY OF MATERIAL CHANGE

Inter-Citic Minerals Inc. announces completion of a $1,046,080 private placement financing.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

Inter-Citic Minerals Inc. announced the closing of its non-brokered private placement financing for gross proceeds of $1,046,080.

The financing consisted of 747,200 Units (“Units”) of the Company at a price of $1.40 per Unit. Each Unit consists of one common share and one-half of one common share-purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.95 until May 17, 2008 and thereafter at a price of $2.25 per common share until November 17, 2008, at which time any unexercised warrants will expire. The financing was conducted by the Company on a non-brokered basis.

Proceeds from the private placement will be used to finance further exploration of the Company’s interests in its Dachang Gold Project in China and for general working capital purposes.

The securities (and all underlying securities) will be subject to a four-month hold period under applicable law.

The first transaction of the offering, which was conducted by the Company on a brokered basis, closed May 9, 2007 and consisted of 4,818,600 Units for gross proceeds of $6,746,040. The Company raised a total of $7,792,120 from the brokered and non-brokered financings.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7	OMITTED INFORMATION

N/A

ITEM 8	EXECUTIVE OFFICER

James J. Moore – President & CEO	Tel: (905) 479-5072

ITEM 9	DATE OF REPORT

May 24, 2007